

OFFERING MEMORANDUM

facilitated by



Beanchain Coffee LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Beanchain Coffee LLC
State of Organization	AZ
Date of Formation	10/22/2021
Entity Type	Limited Liability Company
Street Address	855 W Southern Ave, Mesa AZ, 85210
Website Address	bchain.coffee

(B) Directors and Officers of the Company

Key Person	David Baxter

Position with the Company
 	
                              Title
                   First Year
	
	Founder
	2021

Other business experience (last three years)	**Senior Software Engineer** (*Carvana, 2019 - 2021*) — David was responsible for the development and maintenance of many applications within Carvana's customer and employee facing software. In addition he had trained many new developers. **Barista** (Various coffee shops, 2011 - 2015) — Before David was a developer he had worked as a Barista at Dutch Brothers and Xtreme Bean. David was responsible for every aspect of shop operations from opening to closing and has trained many baristas that would go on to be managers of their own stores. He still retains many of these connections and is leveraging them to build the Beanchain.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
David Baxter	100%

(D) The Company's Business and Business Plan

The Team

David Luke Baxter, Co-Founder

David is driven by a deep seeded mission to end poverty and help others to live decent lives. Because of his own experiences with poverty and those of his closest family and friends he has decided to put his entire life's savings of 200k into starting this coffee shop. He is our first investor and is entirely committed to creating a fair, kind, and thriving coffee shop where he and others can serve the people of Mesa for years to come while making a fair living wage!

David Baxter has 10+ years experience working in the service industry and 5 of those were serving coffee! He's worked at coffee shops that are fast paced drive throughs and coffee shops that focus

more on the sit down and dine in crowd. Though he started in the service industry his career has taken him lots of places.

For the last 5 years he's worked as a Front End and Full Stack engineer at companies like Allstate, Carvana, and ADP. Over the course of his career in tech he's trained many other engineers and worked in teams large and small. The skills gained in the areas of leadership and communication will help him tremendously as he trains our future baristas!

Shannon Kathleen Baxter, Co-Founder

Shannon's affinity for helping others started at a young age and her passion has taken her down many different roads during her life. Starting with her pre med degree and working in various hospitals around the valley, and ending up with an equine science degree where her time was spent at a local equine rescue. She has always had her heart and mind set on helping those in need and her career choices reflected that.

While receiving her degrees Shannon was a waitress and barista at a well known breakfast restaurant, Snooze an A.M. Eatery, for over 5 years. It was there that she discovered her love for early mornings, the smell of coffee, and chatting with people about their day.

With her past in mind it comes as no surprise that she is the co-founder of a worker directed coffee shop. Her past experiences have not only given her a gritty real world view of what it means to need help but it has shown her the amount of work that needs to be done. She is very excited to continue her journey in helping others at Beanchain. She believes a better world starts with us!

The Space

- Shared work space
- 3 offices
- Conference room
- Coffee shop
- Large kitchen to support local bakers

The Beahchain

The Beanchain will be a shared workspace, coffee shop, bakery, and roaster! We want to be a pillar of our community and will be reaching out to local clubs, businesses, and schools to make sure that this coffee shop becomes a nexus of conversation and connection for everyone.

This coffee shop is a labor of love for my wife and I. We've both experienced poverty, and lost a great deal to it, so we want to make sure that no one else has to go through that. Our hope is that by building a responsible worker directed coffee shop we can inspire others to do the same with other businesses. We'll be working to teach others how to start worker directed organizations like co-ops, discos, daos, and unions. This is what we want to give back to the world and our community.

Guest Bakers

We will be reaching out to all local aspiring bakers and offering them the opportunity to bake out of our shop! This will help those that want to get their business started by allowing them to use us as a jumping off point but will also help to make our store feel like home for a large chunk of our community. We're all stronger when we help each other and we hope that by empowering our

local bakers we can show that!

Coffee Shop

We are a large coffee shop in the heart of Mesa that is the perfect place to relax and get some work done. The atmosphere is cozy and welcoming, with soft lighting, comfortable seating, and a warm vibe. The coffee is always freshly brewed and the selection of teas and pastries is delicious. The staff is friendly and helpful, and they are happy to refill your drink or give you a recommendation. The music is always low and the ambiance is peaceful, making it easy to focus on your work. There is also free Wi-Fi and plenty of outlets, so you can easily stay connected and powered up. Overall, it's a wonderful spot to spend an afternoon studying or working in a relaxed and comfortable environment.

Shared Workplace

Shared workspaces can help communities in a number of ways. They provide a place for people to work, collaborate, and connect with others, which can foster a sense of community and belonging. Shared workspaces can also stimulate local economic development, as they provide opportunities for entrepreneurs and small businesses to grow and succeed. In addition, shared workspaces can help to reduce the environmental impact of commuting, as they allow people to work closer to home and reduce the need for long distance travel. Overall, shared workspaces can be a valuable resource for communities, promoting social, economic, and environmental sustainability.

Worker Directed

We'll be allowing our workers to propose changes, vote, enjoy a living wage, and receive profit sharing with the goal of making our shop one of the very first worker directed coffee shops in Arizona. We want to show people that its possible to run a profitable business while still respecting and including the people that are creating the value in that organization, the workers.

This is a deeply held believe for my wife and I. We will be working tirelessly to help as many people build a middle class life for themselves through the Beanchain as possible.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	April 21, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction of Coffee Shop / Bakery / Shared Workplace	$25,000	$80,000
Operating Expenses	$7,637	$35,630
Mainvest Compensation	$2,362.5	$8,370
TOTAL	$34,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 7.1%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 X 1.4 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 7.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	2.0%
$57,250	3.3%
$79,500	4.5%
$101,750	5.8%
$124,000	7.1%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
David Baxter	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Beahchain Coffee has been operating since 10/22/2021 and has since achieved the following milestones:

- Developed a comprehensive business plan

- Built a Coffee Cart

- Obtained all licenses / permits needed to operate coffee cart

- Signed a lease with a great rent rate!

- Made our first dollar!

- Started developing our customer base by running the cart in the plaza our shop will be located in until construction is finished

Heart, Commitment, and Liquidity

The founder of the Beanchain started by investing nearly all of his own savings into the shop. It has many of the assets needed to run the shop already purchased and a good reserve of cash built up. We believe in our mission to our core and we're willing to put our money where our mouth is.

Beahchain Coffee has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Beahchain Coffee expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Beahchain Coffee's fundraising. However, beanchain may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best

efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$235,000	$421,000	$460,000	$488,000	$523,000
Cost of Goods Sold	$64,000	$101,000	$112,000	$120,000	$130,000
Gross Profit	$171,000	$320,000	$348,000	$368,000	$393,000
EXPENSES					
Rent	$55,000	$82,000	$82,000	$82,000	$82,000
Utilities	$7,000	$13,000	$14,000	$15,000	$17,000
Staff Labor Costs	$75,000	$136,000	$136,000	$136,000	$136,000
Insurance	$6,800	$10,000	$10,000	$10,000	$10,000
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$21,200	$72,850	$99,697	$118,540	$141,380

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify

you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V